

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 20, 2017

Jun Zhang
Chairman and Chief Executive Officer
PPDAI Group Inc.
Building 1, No. 356 Guoshoujing Rd.
Pudong New District, Shanghai 201203
The People's Republic of China

> **Re:** **PPDAI Group Inc**.
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted March 14, 2017**
> **CIK No. 0001691445**

Dear Mr. Zhang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Our Business, page 2

1. We note your response to comment 2 that fee revenue from investors was of an insignificant amount and accounted for less than 1% of the Company's total operating revenues. We also note your response that you would disclose that substantially all of the Company's revenues were generated from fees charged to borrowers. Accordingly, please revise the disclosure on pages 2, 77, 82 and 108 to include that statement and to omit the references to investors as a source of revenues.

Summary Consolidated Financial Data, page 12

2.   Please revise to disclose net interest income and loan loss provision separately for all periods presented.

3.   Please revise the summary consolidated statements of comprehensive income/loss as follows:

   - Revise to include net income or net loss per share attributable to ordinary shareholders;
   - Revise the basic and diluted net loss per share amounts to net income per share amounts in 2016 since you were profitable in 2016; and
   - Revise to properly disclose income tax expense or income tax benefit.

4.   We have reviewed your response to comment 6 and the related disclosures that cash received from investors or borrowers that has not yet been disbursed, due to a settlement time lag, is classified as restricted cash. Please tell us how you determined this cash received should be classified as restricted cash instead of a receivable or payable to the appropriate party. Tell us whether there are any receivables or payables for similar cash held or pending receipt due to settlement time lags, e.g. payable to platform customers.

Risk Factors, page 15

Interest rates of certain of our loan products exceed the statutory interest rate limit and therefore part of the interests are not enforceable through the PRC judicial system, page 19

5.   We have reviewed your response to comment 8. Please disclose the amount of loans past due less than 90 days and the amount of loans past due more than 90 days that have an interest rate over 24% per annum that are not enforceable in the PRC judicial system.

We rely on our proprietary credit-scoring model in assessing the creditworthiness of our borrowers and the risks associated with loans…, page 19

6.   You disclose that a borrower can have multiple loans outstanding at one time as long as they are not in default and the outstanding balance is within the approved credit limit. Please clarify how you determine the total credit limit for each borrower under the Magic Mirror Model and how this credit limit is considered within the context of making and facilitating individual loans and loan types as well as determining the specific terms of the loans. Please also disclose the percentage of borrowers with multiple loans and the total amount of loans to borrowers with multiple loans.

<u>Our ability to protect the confidential information of our borrowers and investors may be adversely affected by cyber-attacks…, page 26</u>

7.   Please tell us whether either PPDAI or its payment processing service providers would be liable to your borrowers or investors in the event that a breach occurs that could lead to the misappropriation of the clients funds from accounts linked to your platform or mobile applications. Also, tell us whether your agreements with your service providers provide for any distribution of liability in the event of a breach or other cyberattack. Review your disclosure based on your response.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Overview, page 77</u>

8.   We have reviewed your response to comment 15. Please revise to discuss and analyze the changes and reasons for the changes for each of the significant individual line items in the balance sheet for the periods presented.

<u>Loan Performance Data, page 80</u>

9.   We have reviewed your response to comment 18. Please revise as follows:

- Disclose that the delinquency information presented relates to standard loans and does not include other types of loans facilitated on your platform, such as handy cash and consumption loans;
- Disclose the percentage of handy cash loans facilitated that have been extended, if material; and
- Confirm that when handy cash loans, consumption loans or other loan products volume become material you will include these loans in your delinquency information. In your response clarify the threshold you will use for material and whether the days past due calculation will be based on original maturity date for handy cash loans or the "extended" date, when applicable.

<u>Results of Operations, page 81</u>

10.   We have reviewed your response to comment 20. Please revise to discuss and analyze the amount and trends of loans sold in the secondary market.

<u>Other Revenue, page 83</u>

11.   Please tell us and revise to disclose, if material the collection fees recognized in each of the periods presented. Please also discuss and analyze the relationship between your collection fee income and delinquent loans.

Origination and Servicing Expenses, page 84

12.   We have reviewed your response to comment 25. You state that you compared your allocation of the consideration to this service to the cost of it and level of effort to conclude that the fees charged to service the loans did not represent other than adequate compensation. ASC 860-50 states that the determination of whether the servicer is adequately compensated and whether a servicing asset or liability is recorded is a function of the marketplace, not your cost of servicing. Please provide us sufficient detailed information to support your conclusion that you do not have a servicing asset or liability. In your response describe in greater detail how determined what was "adequate compensation" under ASC 860. Refer to ASC 860-50-30-1 to 7.

Revenue Recognition, page 91

13.   We note your response to comment 16 that Type B Management Fee is not recorded as part of the Company's other revenue, but is considered part of the cash flow relating to the investor reserve fund which is accounted for as a financial derivative. Please reconcile this statement with the disclosure beginning on page 94 under "Revenue from Investment Programs" that describes a fee of 0.1% of the principal amount invested that is paid to you for certain investment programs.

14.   We note your disclosure on page 92 and F-22 that a "borrower can decide on a loan-by-loan basis whether he or she wants to participate in the quality assurance protection program while certain borrowers (normally borrowers with relatively poorer credit scores) are required to participate in the quality assurance protection and make a contribution to the quality assurance fund." We further note your disclosure on page 124 that you discontinued this practice and now only those borrowers falling under credit Level V through Level VII or borrowers of your handy cash and consumption loan products participate in the quality assurance protection program. Please address the following related to this change:

- Revise your disclosure throughout the filing to clarify the change in eligibility for borrower participation in the quality assurance protection program. For example, the table on page 123 discloses the transaction fee rate and monthly cost for loans with credit Level V to VII not subject to the quality assurance program without clarification that this practice ended in June of 2016;
- Confirm that this change was also reflected in your investment programs and related agreements, i.e. only loans with credit Level V to VII can be invested in for programs where the investor elects to invest in only loans covered by the quality assurance fund; and
- Tell us why borrowers under credit Level 1 through Level IV are no longer allowed to participate in the quality assurance fund program.

15.   We have reviewed your response to comments 27 and 28. Please address the following as it relates to the arrangements with borrowers and investors:

- Revise the disclosures, as necessary, to address the effects that the cash timing differences, e.g. upfront vs monthly payment of transaction fee, of handy cash loans, consumption loans and "other" loan products may have on revenue recognition. For example, clarify in your disclosures on "Revenue from Single Loans" on page 94 the information on revenue recognition for consumption loans you provided in response to comment 37;
- Disclose in greater detail how poor credit risk is defined by the Magic Mirror Model;
- Disclose whether each individual investor has a predetermined funding limit;
- Disclose whether an investor can extend the fixed investment period at maturity. In addition, address how that impacts your service fee paid at maturity and any loans invested in that have a maturity period beyond the original investing period; and.
- Disclose, for example, how payments made from the quality assurance and investor reserve funds impact delinquency levels and the delinquency information disclosed.

16.   As it relates to your response to prior comment 28 and your investment programs, please address the following:

- Explain how the expected rate of return for each investment program (i.e. fixed investing period, flexible investing period and step-up returns with and without loans covered by the quality assurance fund) is determined. For example, is the expected rate of return of the investment program established first and then loans with weighted-average interest rates higher than the rate are selected for investment;
- Tell us for each investment program the average investment period;
- Tell us how you consider payments from the investor protection programs, i.e. the quality assurance fund or investor reserve fund in calculating whether there are surplus gains for the investment programs. For example, if a borrower defaults and the payments of interest and principal are made from one of these investor protection funds to the investor are the payments excluded and viewed as a "default" for the actual rate of return calculation;
- Based on your statement on page 92 that investor funding commitments are only enforceable if the investment program reaches a pre-determined funding target, explain in greater detail what the pre-determined funding target is and how you determine it;

- Confirm that for investment programs that invest in loans covered by the quality assurance fund, you do not recognize revenue from the investor management fee if the actual rate of return does not exceed the stated expected rate of return;

- Tell us and clarify in the disclosure whether the management fee is paid by the investor even if the actual rate of return is less than the expected return for the investment programs covered by the investor reserve fund; and

- Explain how the fair value of the invested assets is determine for the flexible investing periods programs and whether you communicate this fair value to investors on a daily basis since the investment program fees are based on it on a daily basis.

17.   Clarify how the cash flows work for both the for fixed investing period and flexible investing period programs when the amount of principal and interests collected, net of the investor reserve set aside is insufficient to cover the investment principal plus the expected rate of return. For example, since the actual rate of return and contribution to investor reserve fund are calculated at maturity for the fixed investing period, would an investor still be required to contribute their portion to the investor reserve fund if they were going to receive a payout from the fund that was greater than their contribution?

18.   We have reviewed your response to comment 44. Please revise your revenue recognition accounting policy to address the following for your handy cash loans:

- Disclose the impact that a handy cash loan borrower's ability to extend the loan has on your determination and allocation of revenue to the different elements of the multiple deliverable arrangements; and

- Disclose how you account for the extension fee and when you receive the cash on these loans after a loan extension has occurred.

Incentives, page 95

19.   We have reviewed your response to comment 34. Please tell us and when material revise the disclosures on cash incentives for the following:

- Whether the terms of the cash incentives are stipulated in the investor agreements and whether these incentives are paid to both single loan investors and investment program investors;

- How you determine whether to pay a cash incentive (and in what form) given that the company makes this determination at its sole discretion;

- The amount of cash incentives paid that are classified as marketing expenses and the amounts classified as a reduction of revenues in each of the periods presented;

- How you account for cash incentives to be paid over time as part of the monthly payments to investors;

- How the incentive payments affect the determination of the expected and actual returns;
- How you account for the difference, if the cash incentive payments result in the actual return being greater than the expected return at loan maturity (i.e. when the investor participates in an investment program);
- How you account for cash incentives that exceed revenues for a specific customer on a cumulative basis (refer to ASC 605-50-45-7 to -9);
- How the amount an investor is eligible to collect from the investor reserve amount is determined if a borrower defaults and an investor is receiving an incentive cash payment on a monthly basis. For example, does the investor reserve amount or the quality assurance fund pay the investor both the defaulted borrower payment(s) and monthly cash incentive payment; and
- Whether the investor is ever responsible for any repayment of the incentive.

Quality Assurance Fund Payable and Receivable, page 96

20. We reviewed your response to comments 35 and 36. You account for the guarantee liability associated with the quality assurance fund at fair value at the loan's inception. You recognize as income the reduced risk of the guarantee liability through the use of a systematic and rational amortization method. Please tell us in greater detail your systematic and rational amortization method and how you determine the reduction amount recorded when a payment is made on a loan. In addition, explain why you selected to recognize the reduction of risk based on a systematic and rational amortization method instead of upon the expiration or settlement of the guarantee.

21. Please revise to disclose at what point, if any, the quality assurance fund would reimburse investors the full principal and interest of a loan before maturity.

Financial Guarantee Derivative, page 98

22. We have reviewed your response to comment 38 and note your disclosure on page 98 that the investor reserve fund is funded upon a program's maturity. Please reconcile this statement to your disclosure on page 93 that under flexible investing programs the contribution to the investor reserve fund is made on a daily basis along with the management fee of one percent of the fair value of the invested assets divided by 365.

23. We note your disclosure that the investor reserve fund does not solely reimburse investors for failure of the borrower to satisfy required payment obligations, but also reimburses shortfalls due to underperformance of the investment program. However, you also disclose that payout is only upon maturity of the program when an individual investment program underperforms. Please clarify in the disclosure the exact triggers for payment under the investor reserve fund. For example, if a payment is delinquent for a loan not covered by the quality assurance program will the investor reserve fund pay the

investor(s) that loan payment even though it may be before the maturity of the investment program?

Our Competitive Strengths

Massive data and sophisticated big-data analytics capabilities, page 110

24.   We note that your Magic Mirror Model is one of the key to your credit approval, loan scoring and pricing model. We also note your risk factor on page 20 that discusses the fact that credit scores obtained from third parties may be incomplete, inaccurate or unreliable. Please tell us, and make appropriate revisions to your disclosure about your Magic Mirror Model, to indicate the extent to which your scoring system is dependent upon these third party information, or unverified information provided by the borrower.

Business

Our Strategies, page 112

25.   You disclose that you are among 17 member firms who have agreed to jointly create an internet financial industry information sharing platform in China, which is expected to provide a channel for you to monitor borrower behavioral data across multiple online platforms. Please disclose the status of this internet financial industry sharing platform, the costs to complete this joint platform, your share of the costs and when you project that this platform will be in operation.

Enhance data-driven risk management, page 113

26.   Please tell us, and make appropriate revisions to your disclosure, regarding the extent to which you have revised your expected default rate for each Magic Mirror Level based on actual performance of your loan portfolio.

Loan services offered to borrowers, page 114

27.   We have reviewed your response to comment 47. Please disclose how you assess the benefits and risk of losses to investors in newly created loan products, such as loans to help credit card holders pay-off their credit card bills and loans with larger sizes that may be riskier.

Investment services offered to investors, page 116

28.   We note your disclosure on page 117 that as part of your automated investing tools you offer tools that help diversify investment risks by allocating funds into a portfolio of thousands of loans. Please provide us an example of the marketing materials or other information that an investor receives from these tools that offer an investment into a

portfolio of thousands of loans. In addition, tell us how you determined that the offering of an investment in a portfolio of thousands of loans on your platform was not an investment in a securitization.

Risk Management

Fraud Detection, page 121

29.   Please disclose the amount of losses due to fraud and discuss and analyze trends in losses incurred due to fraud, if material.

30.   As you note in your risk factor on page 21, you indicate that as an intermediary, if you do not detect fraud by your borrowers, you may be liable for any damage to your investors. Please discuss the number of loan requests that are denied based upon your fraud detection program. Also, given the speed at which your business operates, how quickly does your fraud detection program update based on new data or changes in behavior by your borrowers? Also, can you mitigate your potential liability to your investors in the event that they are a victim of fraud while investing through your service? Revise your risk factors regarding your potential liability to your investors in the event that you fail to detect fraud.

Proprietary Credit Scoring and Risk Pricing Models, page 122

31.   Please revise to provide loan information by credit level for the handy cash, consumption and "other" loans facilitated during the periods presented in the aggregate.

32.   Please reconcile the transaction fee rate for Credit Level I in the table on page 123 with your statement on page 79 that the lowest transaction fee rate currently ranges from 2.5% to 7.0% of the loan principal.

Investor Protection, page 123

33.   We note your disclosure on page 123 that to encourage investors to diversify their risks, you have set certain limits in the amount of investments in certain loans, for which an investor cannot invest an amount exceeding $2,999 or 30% of the loan amount. Please disclose whether this limit applies to both an individual investor and investors in the investment program. If yes, clarify when investors can invest in 100% of a loan or if they always are only allowed to participate in only a portion.

34.   We note your disclosure on page 124 that if the investor reserve fund is insufficient to pay all the relevant investors with their investment principal and expected returns, the investors will be paid on a pro rata basis, and any losses associated with their outstanding unpaid balances will be borne by the investors. We also note your disclosure on page 98 that an investor who participates in this program is entitled to coverage by the investor

reserve fund program for the duration he or she participates in the program. Please
clarify in your disclosures whether this duration and payout is similar to the quality
assurance fund. That is, the repayment of the outstanding losses after a pro rata payment
will be deferred until the next time the fund is replenished by another investment
program.

Preferred Shares, page 162

35.   We have reviewed your response to comment 55. Please provide sufficient information
to enable an investor to understand the reasons for the increase in the fair value of your
preferred share issuances.

Consolidated Statement of Cash Flows, page F-7

36.   We have reviewed your response to comment 57. Please tell us where the change in the
quality assurance fund payable has been reflected in the statement of cash flows for all of
the periods presented.

Notes to Consolidated Financial Statements

Note 2(p) Quality assurance fund payable and receivable, page F-21

37.   We have reviewed your response to comment 59. We further note your rollforward of
the liability on page F-22 and that you present the release of quality assurance payable
"net" and the payouts during the year "net" of recoveries. Please tell us the "gross"
amounts of both line items and explain why you do not present these separately for each
of the periods presented. Further, reconcile the amount of the "gain from the quality
assurance fund" for each period presented to the amounts presented in the rollforward
considering the gain was RMB 52.3 million for the nine-months ended September 30,
2016 and your net release of the payable for the same period was RMB 47.

       You may contact at Marc Thomas, Staff Accountant, at 202-551-3452 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 with any other questions.

                                   Sincerely,

                                   /s/ Era Anagnosti

                                   Era Anagnosti
                                   Legal Branch Chief
                                   Office of Financial Services

cc: Z. Julie Gao, Esq.